EXHIBIT 99.1

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2022

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

This Management’s Discussion and Analysis (“MD&A”) as of November 8, 2022 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the annual information form and MD&A for the year ended December 31, 2021, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and the audited consolidated statements for the year ended December 31, 2021. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements (“financials statements”) of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Accordingly, the financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the three and nine months ended September 30, 2022, amounted to $44,663 and $138,885 compared to $35,529 and $82,064 for the same periods in 2021.

•	Net loss for the three months ended September 30, 2022 amounted to $7,187 or $0.03 loss per share (basic and diluted) and net income for the nine months ended September 30, 2022, were $39,774 or $0.19 earnings per share (basic and diluted) compared to $8,764 and $38,548 or $0.04 and $0.18 earnings per share (basic and diluted) for the prior comparative periods. Adjusted EBITDA for these periods were $54,104 and $153,828 compared to $41,171 and $98,223 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).
•	Cash at September 30, 2022 was $79,341 with net working capital deficit of $181,790, reflecting secured notes payable, categorized as current debt. Cash at December 31, 2021 was $25,000 with net working capital deficit of $275,691.
•	In the third quarter of 2022, the Company sold 805,000 carats and recognized revenue of $110,124 at an average realized value of $137 per carat (US$104) compared to sales in the third quarter of 2021 totaling 1,027,000 carats and recognized revenue of $94,208 at an average realized value of $92 per carat (US$72).

•	Cash costs of production, including capitalized stripping costs, for the three months ended September 30, 2022 were $128 per tonne of ore treated, and $72 per carat recovered compared to $101 per tonne of ore treated, and $54 per carat recovered for the same period in 2021. Cash costs of production, including capitalized stripping costs, for the nine months ended September 30, 2022 were $133 per tonne and $78 per carat recovered, compared to $110 and $53 per carat recovered for the same period in 2021. (Cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The costs per tonne including capitalized stripping for the nine months ended September 30, 2022 compared to the same period in 2021 have increased due to lower productivity caused by lower than planned equipment availability and utilization. The increase in cost per carat recovered reflects the reduction in average grade at 1.71 carats per tonne, for the nine months ended September 30, 2022, compared to 2.08 carats per tonne treated, for the comparable period in 2021.
•	Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the nine months September 30, 2022 was approximately 14,783,000 tonnes, 4,427,000 tonnes and 4,592,000 tonnes, respectively, for a total of 23,802,000 tonnes. This represents a 3% decrease in tonnes mined over the comparative period in 2021, which was impacted primarily due to work force constraints in mining and mobile maintenance. Ore mined for the nine months September 30, 2022 totaled 3,408,000 tonnes, with approximately 1,882,000 tonnes of ore stockpile available at period end, an increase of 529,000 tonnes during the quarter. For the comparative nine months ended September 30, 2021, ore mined totaled 2,542,000 tonnes, with approximately 542,000 tonnes of ore stockpile.

•	Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the three months September 30, 2022 was approximately 5,808,000 tonnes, 887,000 tonnes and 1,058,000 tonnes, respectively, for a total of 7,753,000 tonnes. This represents a 25% decrease in tonnes mined over the comparative period in 2021, mainly due to work force constraints in mining and mobile maintenance. Ore mined for the three months September 30, 2022 totaled 1,346,000 tonnes, with approximately 1,882,000 tonnes of ore stockpile available at period end, an increase of 529,000 tonnes during the quarter. For the comparative three months ended September 30, 2021, ore mined totaled 1,034,000 tonnes, with approximately 542,000 tonnes of ore stockpile.

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•	For the nine months ended September 30, 2022, the GK Mine treated approximately 2,274,000 tonnes of ore and recovered approximately 3,898,000 carats on a 100% basis for an average recovered grade of approximately 1.71 carats per tonne (“cpt”). For the comparative nine months ended September 30, 2021, the GK Mine treated approximately 2,269,000 tonnes of ore and recovered approximately 4,718,000 carats on a 100% basis for an average recovered grade of approximately 2.08 cpt. Grade in the nine months September 30, 2022 was impacted by unplanned external dilution from mining that was primarily due to workforce inefficiencies around shovel operations and bottom pit mining causing space constraints, in conjunction with a different ore mix than was planned. The Company is working with its joint venture partner DeBeers, who are the operator of the mine, to address these operating issues and De Beers has implemented several procedures, some of which were prohibited due to Covid related constraints, to improve grade control.

•	On October 27, 2022, the Company executed a non-binding term sheet with certain holders (the "Exchanging Holders") of its 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes"), including entities ultimately beneficially owned by the Company's largest beneficial shareholder, Mr. Dermot Desmond, for a partial refinancing of the Existing Notes. The term sheet sets forth the terms of a transaction (the "Proposed Transaction") in which the Exchanging Holders will exchange Existing Notes for new senior secured second lien loan notes (the "New Loan Notes").

The Proposed Transaction is currently expected to include the exchange of approximately US$190.0 million aggregate principal amount of Existing Notes for approximately US$195.9 million aggregate principal amount of New Loan Notes. Approximately US$65.3 million of the New Loan Notes will be acquired by entities ultimately beneficially owned by Mr. Desmond. The New Loan Notes are expected to be secured by the same assets that secure the Existing Notes and on a second lien priority basis, bear interest at a rate of 9.0% per annum and have a three-year term. The Company expects to retire the remaining balance of the Existing Notes with cash on hand concurrently with the consummation of the Proposed Transaction.

The following table summarizes key operating highlights for the three and nine months ended September 30, 2022 and 2021.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,346	1,034	3,408	2,542
*Waste tonnes mined	kilo tonnes	6,407	9,246	20,394	22,092
*Total tonnes mined	kilo tonnes	7,753	10,280	23,802	24,634
*Ore in stockpile	kilo tonnes	1,882	542	1,882	542

Processing
*Ore tonnes treated	kilo tonnes	817	832	2,274	2,269
*Average plant throughput	tonnes per day	8,978	9,244	8,360	8,311
*Average plant grade	carats per tonne	1.78	1.88	1.71	2.08
*Diamonds recovered	000's carats	1,452	1,562	3,898	4,718
Approximate diamonds recovered - Mountain Province	000's carats	711	765	1,910	2,312
Cash costs of production per tonne of ore, net of capitalized stripping **		$109	80	110	93
Cash costs of production per tonne of ore, including capitalized stripping**		$128	101	133	110
Cash costs of production per carat recovered, net of capitalized stripping**		$61	43	64	45
Cash costs of production per carat recovered, including capitalized stripping**		$72	54	78	53

Sales
Approximate diamonds sold - Mountain Province***	000's carats	805	1,027	1,899	2,349
Average diamond sales price per carat	US	$104	$72	$119	$72
* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

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COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”). The Company predominantly sells it’s 49% share of diamond production in Antwerp, Belgium.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 5,216 hectares held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with IFRS 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. As at September 30, 2022, the Company’s share of the letters of credit issued were $44.7 million (2021 - $44.1 million).

In 2020, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the nine months ended September 30, 2022, the Company funded $Nil (December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet. Subsequent to the quarter ended September 30, 2022, the Company funded $5 million into the decommissioning fund, and per resolution passed by the joint venture management committee, no further funding is required in 2022.

Mining and Processing

For the three and nine months ended September 30, 2022, on a 100% basis, a total of 7.8 million and 23.8 million tonnes of waste and ore respectively was extracted from the 5034, Hearne and Tuzo open pits. For the three and nine months ended September 30, 2021, a total of 10.3 million and 24.6 million tonnes of waste and ore respectively was extracted from the 5034 and Hearne open pits. Mining in the nine months ended September 30, 2022 was impacted primarily due to work force constraints in mining and mobile maintenance.

Total ore tonnes mined in the three and nine months ended September 30, 2022 were 1,346,000 tonnes and 3,408,000 tonnes compared to 1,034,000 tonnes and 2,542,000 tonnes for the same periods in 2021. The total ore tonnes mined for the three and nine months ended September 30, 2022 were higher than the comparative period as a result of the unplanned operational stand-down in February 2021 due to measures taken to limit the spread of COVID-19 at Gahcho Kué.

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For the three and nine months ended September 30, 2022, 817,000 tonnes and 2,274,000 tonnes of kimberlite ore were treated, with 1,452,000 carats and 3,898,000 carats (100% basis) recovered, at a grade of 1.78 carats per tonne and 1.71 carats per tonne, respectively. For the three and nine months ended September 30, 2021, 832,000 tonnes and 2,269,000 tonnes of kimberlite ore were treated, with 1,562,000 carats and 4,718,000 carats recovered, at a grade of 1.88 carats per tonne and 2.08 carats per tonne. The grade for Q3 2022 was largely in-line with expectations, with some residual impacts of unplanned external dilution from mining that was primarily due to workforce constraints. The Company is working with its joint venture partner DeBeers, who are the operator of the mine, to address these operating issues and De Beers has implemented several procedures to improve ore grade fed to the plant and stockpile management.

At September 30, 2022, the Company had 587,710 carats within its sale preparation channel plus 105,890 carats reflecting its share at the GK Mine and sorting facility for a total of 693,600 carats in inventory.

Diamond Sales

After five years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué ore bodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market presence and customer base. Except for some industrial, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the COVID-19 pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.

Given the variety across the Gahcho Kué rough diamond profile and the variability of the mining plan through the period, the mix of diamond categories may differ from sale to sale.

The Company undertook two sales in Antwerp, Belgium during the third quarter of 2022. Most of the Company’s revenue is derived from open market sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the nine months ended September 30, 2022 was US$119 per carat. The average realized value per carat for all sales held for the nine months ended September 30, 2021 was US$72 per carat.

The volume of carats sold in Q1, Q2 and Q3 2022 was approximately 96,000, 132,000 and 222,000 less than the comparable period in Q1, Q2 and Q3 2021. This is in line with the revised guidance, and reflects the disruption to the process plant in Q1, Q2 and Q3, and results in the large ore stockpile at the quarter end. Those issues such as the pitman bearing failure and workforce constraints are now resolved and the mine has seen improved throughput during June and into Q4.

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The following chart summarizes the sales for the trailing eight quarters:

The following table summarizes the results of sales in 2022:

	000's of carats sold	Revenue (US$ 000's)	Revenue/carat (US$)
Q1	507	$66,693	$132
Q2	587	$76,019	$130
Q3	805	$83,322	$104
Total	1,899	$226,034	$119

The following table summarizes the results for sales in 2021:

	000's of carats sold	Revenue (US$ 000's)	Revenue/carat (US$)
Q1	603	$42,725	$71
Q2	719	$52,570	$73
Q3	1,027	$74,094	$72
Q4	809	$67,623	$84
Total	3,158	$237,012	$75

Gahcho Kué Capital Program

During the nine months ended September 30, 2022, stay in business capital was $8 million compared to $9.7 million for the nine months ended September 30, 2021. Capital expenditures included generator repairs, haul trucks under construction and investments in other general infrastructure. All capital additions in the period are considered stay in business capital, and were largely on budget. Stay in business capital does not include capital waste stripping. Stay in business capital is a non IFRS measure and is defined as those expenditures required to maintain the current operation.

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2022 Production Outlook

The Company reiterates its production and cost guidance for 2022, as described below (all figures reported on a 100% basis). Considering the plant utilization rates and recovered grade achieved since the quarter ended September 30, 2022, Management anticipates that carats recovered will be at, or slightly below, the bottom end of guidance.

• 34 - 38 million total tonnes mined (ore and waste)

• 3.75 - 4.3 million ore tonnes mined

• 3.0 - 3.2 million ore tonnes treated

• 5.6 - 5.8 million carats recovered

• Production costs of $140 - $146 per tonne treated

• Production costs of $76 - $80 per carat recovered

• Sustaining Capital Expenditure of approximately $11 million

Diamond Outlook

After a strong start to the year management believes prices have now stabilized and the general outlook is for a slower but steady final quarter buoyed by upcoming holiday spending.

The quarter saw reports of polished price corrections and softening of rough diamond prices in certain categories. Inventories that accumulated at stronger prices during the first half of the year await sale in the important end-of-year holiday retail season. Despite the recent decrease in rough prices, price levels remain significantly higher than this time last year.

Consumer confidence, retail spending on diamond jewellery and overall consumer outlook varies between regions. US holiday retail spending is expected to be up 4-6% this year driven by inflation. Luxury brands continue to invest in this important jewellery market. Ongoing Covid-19 lockdowns through Q3 continued to restrict retail sales in China, however medium to long term expectations for jewellery remain positive across Asia as individual markets continue to re-open.

Gahcho Kué EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that include the Gahcho Kué Mine. Exploration within the GKJV has focused on near-mine and brownfield discoveries that can extend the life of the mine.

The Hearne Extension was exposed in a bench face in late 2021 during routine mining operations. Fifteen drillholes (4,768 meters) completed on the Hearne Extension indicate a northerly azimuth, with the final drillhole MPV-22-598C confirming a northerly inclination for the Hearne kimberlite body as well. The blue box on the left image is expanded on the right image. Three-digit numbers on the right image mark drillholes completed to date on the Northwest Extension. The dashed line indicates the approximate start of the Northwest Extension. The shape of the extension is approximate and based on modeling of the limited drilling to date.

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Ten of the 15 drillholes have intersected hypabyssal kimberlite (‘HK’) and tuffisitic kimberlite (‘TK’) with intersects ranging from 23.02 to 114.53 meters. Both the HK and TK rock types are visually consistent with the known internal units at Hearne. Results for 14 drillholes were reported in Q2, a summary of drillhole MPV-22-598C is provided below. The true thickness and depth extent of the Northwest Extension are unknown based on the limited drilling results. Drilling results presently define the Hearne Northwest Extension, as below.

Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2] (m)
			From	To	Length[1]

MPV-22-598C	100	-51	393.30	456.40	63.10	484.00

1Intersects are not true thicknesses. 2Initial measurements from field logs may change with further drillhole surveying and logging.

The Western Target areas of interest (‘AOI’) were identified from a review of historical geophysics available to the joint venture. Ground gravity surveys completed in winter 2022 prioritized two AOI for drill-testing. The lake-based target P1_1 was drill-tested in the winter (508m from five drillholes) with only 0.2m of silicified kimberlite intersected. No further drilling is planned for P1_1. Land-based target P3_2 was drill-tested in Q3 (270m from two drillholes) and encountered no kimberlite. A location map of the Western Target AOI is shown below.

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KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of over 107,000 hectares that surround the Gahcho Kué Mine on all sides. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018 resulted in the estimation of resources for the Kelvin and Faraday bodies. The Project was expanded with staking of the eastern claims in early 2020, and three strategic claims were staked near the center of the project area in 2021. The claim, lease, and kimberlite locations relative to Gahcho Kué are shown in the map image below.

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An in-house exploration workshop held in December 2021 prioritized eight target areas of interest (‘AOI’) that were previously identified using glacial geology and kimberlite indicator data. The eight AOI were selected for follow-up ground geophysics (including ARRT) with drilling planned for winter 2022. A second in-house workshop defined additional AOI from historical geophysics with six AOI selected for follow-up drilling in winter 2022. A third workshop with the Gahcho Kué exploration team was held in February 2022 and the combined AOI were prioritized in order of receiving winter ground geophysics followed by drilling. The AOI received ARRT and ground gravity surveys with a total of 188.8 line-km of ARRT and 3,139 gravity stations completed over the AOI. A map image of the AOI that received ground geophysics for drill-targeting is shown below.

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During the winter 2022 exploration program 3,844 meters from 26 drillholes were completed on the North Anomaly (‘NA’), South Anomaly (‘SA’), KS Anomaly (‘KS’), and G6 Anomaly. At the North Anomaly depth-extensive zones of highly altered country rock intermixed with intersects of hypabyssal kimberlite (‘HK’) ranging from 0.03 to 6.93 meters in thickness (average thickness 1.69m), along with volcaniclastic kimberlite (‘VK’) in three drillholes and ranging from 0.16 to 3.50 meters in thickness (average 1.38m). Drilling at the South Anomaly encountered HK with thicknesses from 0.68 to 6.96 meters (average 3.23m). Four of six drillholes at the KS anomaly intersected HK kimberlite ranging from 0.22 to 1.49 meters in thickness. Details of the winter drilling were provided in Q2 of 2022.

In Q3, a summer exploration program included two land-based drillholes into the North Anomaly, with no kimberlite intersected in two drillholes (352m). Two land-based drillholes were also completed on a coincident geophysical anomaly in the southeast portion of A003 but no kimberlite was encountered (214m). Two drillholes completed on a coincident anomaly at P1 (370m) encountered hydrothermal breccia consisting of granitoid fragments supported in a matrix of quartz with subordinate pyrite. Intervals of altered granitic and diabase country rock occur within the hydrothermal breccia. The longest continuous intervals of hydrothermal breccia and country rock alteration is 60.25 meters. Whole rock and metals analyses of the hydrothermal breccia and altered country rock are pending with results expected in Q4.

A review of historic horizontal loop electromagnetic (HLEM) data for the project area identified several areas of interest proximal to the Kelvin and Faraday kimberlites. The KE anomaly was tested at the end of the summer drilling program and encountered intersects of hypabyssal kimberlite ranging from 0.10 to 0.95 meters in thickness. The KE anomaly is located roughly 400 meters east of the Kelvin kimberlite and is not believed to be part of the Kelvin kimberlite system. Additional geophysics and drilling of the KE anomaly is planned for the winter 2023 exploration program.

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Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KE Anomaly
KDI-22-033	151.4	-41.5	67.35	67.45	0.10	196.0
		plus	69.55	69.90	0.35
		plus	70.50	70.70	0.20
		plus	75.10	75.70	0.60
		plus	76.30	76.55	0.25
		plus	79.10	79.25	0.15
KDI-22-034	154.5	-65.9	60.00	60.10	0.10
		plus	61.05	61.75	0.70
		plus	65.10	66.05	0.95
		plus	67.45	68.20	0.75

1Intersects are not true thicknesses. 2Initial measurements from field logs may change with further drillhole surveying and logging.

Recently completed glacial geology studies for the project have been used to guide a 2021 till sampling program over the project area. A total of 625 samples collected over the project area have identified the presence of pyrope and chrome diopside on the eastern claims and confirmed historical indicator dispersions over central and western claims and leases. A summer 2022 till sampling program of roughly 300 samples followed up on areas of interest generated from the 2021 program. Final results for the 2022 sampling program are expected in Q4 of 2022.

The 2022 field-based portion of the environmental baseline data collection program, including hydrology, water quality, wildlife, and archaeological studies, concluded successfully in Q3. Static and kinetic geochemical analysis of kimberlite and country rock continued through Q3. Community engagement activities in Q3 focused on ongoing socioeconomic opportunities, environmental data collection, and permitting activities, including the upcoming submission of an application for a regional exploration land use permit and water license for mineral claims acquired in 2020 and 2021.

The Kennady North Project includes both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available on SEDAR and on the Company website. Details for the estimated resources are provided in the table below.

Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

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Results of operations

The Company, as discussed above, held seven diamond sales during the nine months ended September 30, 2022.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	September 30	June 30	March 31	December 31
	2022	2022	2022	2021

Earnings and Cash Flow
Number of sales	2	3	2	2
Sales	110,124	97,761	84,653	85,144
Impairment reversal on property, plant and equipment	—	—	—	240,593
Operating income	37,705	43,047	35,018	265,491
Net (loss) income for the period	(7,187)	22,634	24,327	237,619
Basic and diluted (loss) earnings per share	(0.03)	0.11	0.12	1.13
Adjusted EBITDA*	54,104	55,127	44,597	37,091
Cash flow provided by (used in) operating activities	59,368	37,316	7,008	48,012
Cash flow provided by (used in) investing activities	(9,721)	(9,736)	(14,387)	(26,476)
Cash flow provided by (used in) financing activities	(1,894)	(15,674)	(394)	(41,014)
Balance Sheet
Total assets	966,173	936,017	935,753	877,497

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

		Three months ended
	September 30	June 30	March 31	December 31
	2021	2021	2021	2020

Earnings and Cash Flow
Number of sales	2	2	2	2
Sales	94,208	75,147	54,224	80,206
Impairment loss on property, plant and equipment	—	—	—	(217,366)
Operating income (loss)	30,137	28,756	10,532	(198,643)
Net loss for the period	8,764	22,472	7,312	(189,166)
Basic and diluted earnings (loss) per share	0.04	0.11	0.03	(0.90)
Adjusted EBITDA*	41,171	37,874	19,178	37,220
Cash flow provided by (used in) operating activities	51,905	22,465	(9,805)	51,396
Cash flow provided by (used in) investing activities	(8,849)	(7,803)	(10,615)	(22,302)
Cash flow provided by (used in) financing activities	(33,545)	5,471	(706)	(16,531)
Balance Sheet
Total assets	624,288	632,728	613,723	595,329

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds between eight to ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since the start of commercial production. The COVID-19 pandemic caused a significant postponement and altering of the regular sales schedule in 2020 and 2021.

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During the three months ended September 30, 2022, the Company sold 805,000 carats and recognized revenue of $110,124 at an average realized value of $137 per carat (US$104) over three sales in Antwerp, Belgium. The Company had operating income of $37,705 (not defined under IFRS and may not be comparable to similar measures presented by other issuers).

During the three months ended June 30, 2022, the Company sold 587,000 carats and recognized revenue of $97,761 at an average realized value of $167 per carat (US$130) over three sales in Antwerp, Belgium. The Company had operating income of $43,047 (not defined under IFRS and may not be comparable to similar measures presented by other issuers).

During the three months ended March 31, 2022, the Company sold 507,000 carats and recognized revenue of $84,653 at an average realized value of $167 per carat (US$132) over two sales in Antwerp, Belgium. The Company had operating income of $35,018.

summary of THIRD Quarter Financial Results

Three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021, expressed in thousands of Canadian dollars.

For the three months ended September 30, 2022, the Company recorded a net loss of $7,187 or $0.03 loss per share (basic and diluted) compared to a net income of $8,764 or $0.04 earnings per share (basic and diluted) for the same period in 2021. For the nine months ended September 30, 2022, the Company recorded a net income of $39,774 or $0.19 earnings per share (basic and diluted) compared to a net income of $38,548 or $0.18 earnings per share (basic and diluted) for the same period in 2021. The significant increase in the net income from the nine months ended September 30, 2022 compared to the same period in 2021, is largely attributed to higher realized diamond prices in 2022 and a returning to normal activities after many of the measures implemented in 2021 to limit the spread of Covid-19 have been lifted. The loss incurred for the three months ended on September 30, 2022 is due to the weakening of the Canadian dollar related to the US dollar resulting in a significative foreign exchange loss.

Earnings from mine operations

Earnings from mine operations for the three and nine months ended September 30, 2022, were $37,705 and $115,770 compared $30,137 and $69,425 for the same periods in 2021. For the three months ended September 30, 2022, the Company sold 805,000 carats for proceeds of $110,124 with diamond sales value per carat of US$104 (three months ended September 30, 2021 - 1,027,000 carats for $94,208 at US$72 per carat). For the nine months ended September 30, 2022, the Company sold 1,899,000 carats for proceeds of $292,538 with diamond sales value per carat of US$119 (nine months ended September 30, 2021 - 2,349,000 carats for $213,181 at US$72 per carat). The earnings from mine operations for the nine months period ended September 30, 2021 also included the $10,399 of upside profit related to the Dunebridge sales agreement. The prices realized in the nine months of 2022 exemplify continued improved sentiment and demand in the rough diamond market recovering from the peak of the COVID-19 pandemic effects.

Production costs (excluding capitalized stripping costs) related to diamonds sold for the three and nine months ended September 30, 2022 were $39,367 and $93,147; depreciation and depletion on the GK Mine related to the three and nine months ended September 30, 2022, were $17,972 and $39,187; and the cost of acquired diamonds for the three and nine months ended September 30, 2022 were $8,122 and $21,319, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three and nine months ended September 30, 2022 were $44,663 and $138,885. Included in production costs, for the three and nine months ended September 30, 2022 are the Company’s 49% costs specifically arising related to COVID-19 of $0.3 million and $3 million, comprising of testing, screening services and cost of isolation facilities ($1.5 million and $7.4 million for the three and nine months ended September 30, 2021). Production costs (excluding capitalized stripping costs) related to the three and nine months ended September 30, 2021 were $43,939 and $102,074 and; depreciation and depletion on the GK Mine commissioned assets related to the three and nine months ended September 30, 2021 were $11,880 and $28,847; and the cost of acquired diamonds for the three and nine months ended September 30, 2021 were $2,860 and $10,594.

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Selling, general and administrative expenses

Selling, general and administrative expenses for the three and nine months ended September 30, 2022, were $3,898 and $11,695 compared to $3,106 and $8,391 for the same periods in 2021. The main expenses included in these amounts for the three and nine months ended September 30, 2022 were $1,253 and $3,763 relating to selling and marketing, $620 and $2,453 relating to consulting fees and payroll, $503 and $1,427 related to share-based payments, $679 and $1,603 related to professional fees, $289 and $853 related to office administration and $206 and $615 relating to director fees. The main expenses for the three and nine months ended September 30, 2021 were $1,171 and $3,227 relating to selling and marketing, $479 and $1,355 related to consulting fees and payroll, $266 and $696 relating to share-based payment expenses, $717 and $1,574 related to professional fees and $248 and $719 related to office and administration. The increase in overall selling, general and administrative costs for the three and nine months ended September 30, 2022, compared to the same periods in 2021, can mainly be attributed to an increase in consulting and payroll fees and selling and marketing expenses. The payroll increase reflects the appointment of the Chief Sustainability Officer plus an office administration support post along with a payout to the former CFO of the Company. Selling and marketing increased due to the return to normal operations and resumption of travel to the sorting facility. The share-based payment expense also increased compared to prior period as more stock options and RSUs were granted compared to prior period.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2022, were $3,060 and $11,420 compared to $2,286 and $4,248 for the same periods in 2021, which were curtailed to conserve cash given the impact of COVID 19 on the business. Of the $11,420 total exploration and evaluation expenses incurred in the nine months ended September 30, 2022, $1,665 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $9,755 is related to activity on the KNP. Of the $4,248 total exploration and evaluation expenses incurred in the nine months ended September 30, 2021, $326 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $3,922 related to activity on the KNP.

Net finance expenses

Net finance expenses for the three and nine months ended September 30, 2022, were $9,167 and $27,373 compared to $11,373 and $31,119 for the same periods in 2021. Included in the amount for the three and nine months ended September 30, 2022, were $8,917 and $26,705 relating to finance costs, $601 and $1,246 relating to accretion expense on decommissioning liability and $351 and $578 relating to interest income. Included in the amount for the three and nine months ended September 30, 2021, were $11,172 and $30,788 relating to finance costs, $235 and $474 relating to accretion expense on decommissioning liability and $34 and $143 relating to interest income. Finance costs were higher for the three and nine months ended September 30, 2021 as a direct result of additional financing costs and interest incurred on the Dunebridge Revolving Credit Facility (“Dunebridge RCF”) and Term Facility.

Foreign exchange (losses) gains

Foreign exchange losses for the three and nine months ended September 30, 2022, were $26,332 and $33,754 compared to foreign exchange losses of $9,861 and foreign exchange gains of $403 for the same periods 2021. The foreign exchange losses for the three and nine months ended September 30, 2022 were mainly a result of the Canadian dollar weakening relative to the US dollar which impacted the translation of the secured notes payable, the Dunebridge Junior Credit Facility (“Dunebridge JCF”) and the US dollar cash balances. The spot rate on September 30, 2022 was $1.3829/US$1 compared to $1.2873/US$1 at June 30,2022. The spot rate on September 30, 2022, was $1.3829/US$1 compared to1.2637/US$1 at December 31, 2021. The foreign exchange losses for the three months ended September 30, 2021 were mainly as a result of the Canadian dollar weakening relative to the US dollar on the translation of the secured notes payable, the Dunebridge RCF and the Dunebridge Term Facility, net of US dollar cash balances. The spot rate at September 30, 2021 was $1.2680/US$1 compared to $1.2398/US$1 at June 30, 2021. The spot rate at September 30, 2021 was $1.2680/US$1 compared to $1.2725/US$1 at December 31, 2020.

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INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements because of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

Deferred income taxes

Deferred income taxes for the three and nine months ended September 30, 2022, were $5,760 and $15,680 compared to $Nil and $Nil for the same periods in 2021. A deferred tax liability was established in year end 2021, because of the reversal of impairment of $240,593, and the deferred tax charged equalled the establishment of the liability. For the three and nine months ended September 30, 2022, the deferred tax liability and corresponding expense increased in anticipation of utilizing tax pools to offset the production income generated in the period.

FINANCIAL POSITION AND LIQUIDITY

On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Financial Statements Note 11).

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

As of September 30, 2022, the Company faces liquidity challenges as a result of the Senior Secured Notes maturing on December 15, 2022 with a principal amount outstanding of $377,559. The Company does not currently have sufficient cash flows expected from operations available to discharge the Senior Secured Notes amount when they come due. Subsequent to the quarter ended September 30, 2022, the Company executed a non-binding term sheet with certain existing bond holders for a partial US$190 million refinancing of the US$273 million existing Senior Secured Notes (Financial Statements Note 20) outstanding as of September 30, 2022. The Company does not currently have sufficient cash flows expected from operations available to discharge the remaining Senior Secured Notes amount. There is no assurance that such proposed terms will be completed as described in Note 20 and the refinancing is subject to shareholder and regulatory approval and execution of definitive agreements.

The above conditions related to the Company’s Senior Secured Notes and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Secured Notes.

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Cash flows provided by operating activities, including changes in non-cash working capital for the three and nine months ended September 30, 2022, were $59,368 and $103,464 compared to cash flows provided of $51,905 and $64,566 for the same periods in 2021. The cash generated from the operating activities for the three and nine months ended September 30, 2022 were significantly higher compared to the same periods in 2021 as a result of the strong earnings from mine operations.

Cash flows used in investing activities for the three and nine months ended September 30, 2022, were $9,721 and $33,844 compared to $8,849 and $27,267 for the same periods in 2021. For the three and nine months ended September 30, 2022, the outflows for the purchase of property, plant and equipment were $9,906 and $34,130 compared to $8,855 and $27,326 for the same periods in 2021. For the three and nine months ended September 30, 2022, the outflow for restricted cash was $166 and $292 compared to $28 and $84, which relates to the interest earned on the decommissioning fund of the GK Mine. For the three and nine months ended September 30, 2022, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $351 and $578 of interest income, compared to $34 and $143 for the same periods in 2021. The increase of cash used in investing activities during the three and nine months ended September 30, 2022, compared to the same periods in 2021, can be attributed to the increased stripping activity.

Cash flows used in financing activities for the three and nine months ended September 30, 2022, were $1,894 and $17,962 compared to cash flows used of $33,545 and $28,780 for the same periods in 2021. Cash flows used in financing activities for the three and nine months ended September 30, 2022, relate to the cash provided by the Dunebridge JCF, offset by the repurchase of secured notes, payment of interest on the secured notes, the payment of deferred financing costs on the Dunebridge JCF, the payment of lease liabilities, and the interest on the Dunebridge RCF. Cash flows used by financing activities for the three and nine months ended September 30, 2021 related to cash provided by the Dunebridge Term Facility, offset by the interest on the Dunebridge RCF, the repayment of Dunebridge Term Facility and Dunebridge RCF, payment of interest on the secured notes and the payment of lease liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

There was one significant accounting policy adopted in the current period disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

There is currently one new standard disclosed in Note 3 of the financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), the Operator of the GK Mine, key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel and directors are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

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On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Financial Statements Note 11).

On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 (Financial Statements Note 10).

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for the Company’s share of the letters of credit issued. In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the nine months ended September 30, 2022, the Company funded $Nil (year ended December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet. Subsequent to the quarter ended September 30, 2022, the Company funded $5 million into the decommissioning fund.

As at September 30, 2022, the Company’s share of the letters of credit issued were $44.7 million (December 31, 2021 - $44.1 million).

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at September 30, 2022 and December 31, 2021 were as follows:

	September 30,	December 31,
	2022	2021
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,498	$2,732
Payable to De Beers Canada Inc. for interest on letters of credit	102	99
Payable to Dunebridge Worldwide Ltd.	35,313	—
Payable to key management personnel	105	67

*Included in accounts payable and accrued liabilities

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The transactions for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
The total of the transactions:
International Investment and Underwriting	$30	$30	$90	$90
Remuneration to key management personnel	652	537	2,498	1,541
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	—	—	—	10,399
Diamonds sold to De Beers Canada Inc.	5,402	2,409	10,429	7,074
Diamonds purchased from De Beers Canada Inc.	10,866	6,710	22,548	11,538
Finance costs incurred from De Beers Canada Inc.	34	33	102	101
Finance costs incurred from Dunebridge Worldwide Ltd.	526	1,825	754	5,659
Management fee charged by the Operator of the GK Mine	833	1,191	2,499	3,573

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Consulting fees, payroll, director fees, bonus and other short-term benefits	$435	$411	$1,776	$1,240
Share-based payments	247	156	812	391
	$682	$567	$2,588	$1,631

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,473	$—	$—	$—	$1,473
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	—	—	30,000
Revolving Junior Credit facility - Principal	—	—	34,572	—	34,572
Revolving Junior Credit facility - Interest	3,176	10,372	4,178	—	17,726
Notes payable - Principal	377,559	—	—	—	377,559
Notes payable - Interest	15,102	—	—	—	15,102
	$407,310	$30,372	$38,750	$—	$476,432

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)” and “Adjusted EBITDA Margin”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

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Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive income:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Net (loss) income for the period	$(7,187)	$8,764	$39,774	$38,548
Add/deduct:
Non-cash depreciation and depletion	18,028	11,880	39,354	28,847
Share-based payment expense	503	266	1,427	696
Fair value gain of warrants	(54)	—	(5,851)	—
Net finance expenses	9,167	11,373	27,373	31,119
Derivative losses	3,702	139	5,140	161
Deferred income taxes	5,760	—	15,680	—
Unrealized foreign exchange losses (gains)	24,185	8,749	30,931	(1,148)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$54,104	$41,171	$153,828	$98,223
Sales	110,124	94,208	292,538	223,579
Adjusted EBITDA margin	49%	44%	53%	44%

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income:

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Cost of sales production costs		39,367	43,939	93,147	102,074
Timing differences due to inventory and other non-cash adjustments		4,266	(11,265)	28,981	947
Cash cost of production of ore processed, net of capitalized stripping		43,633	32,674	122,128	103,021
Cash costs of production of ore processed, including capitalized stripping		51,155	41,277	148,061	122,537

Tonnes processed	kilo tonnes	400	408	1,114	1,112
Carats recovered	000's carats	711	765	1,910	2,312

Cash costs of production per tonne of ore, net of capitalized stripping		109	80	110	93
Cash costs of production per tonne of ore, including capitalized stripping		128	101	133	110
Cash costs of production per carat recovered, net of capitalized stripping		61	43	64	45
Cash costs of production per carat recovered, including capitalized stripping		72	54	78	53

subSequent eventS

Subsequent to the quarter ended September 30, 2022, the Company purchased US$15 million or approximately $20.7 million Canadian dollar equivalent of secured notes payable from investors (Financial Statements Note 9).

Subsequent to the quarter ended September 30, 2022, the Company funded $5 million into the decommissioning fund.

On October 27, 2022, the Company executed a non-binding term sheet with certain holders (the "Exchanging Holders") of its 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes"), including entities ultimately beneficially owned by the Company's largest beneficial shareholder, Mr. Dermot Desmond, for a partial refinancing of the Existing Notes. The term sheet sets forth the terms of a transaction (the "Proposed Transaction") in which the Exchanging Holders will exchange Existing Notes for new senior secured second lien loan notes (the "New Loan Notes").

The Proposed Transaction is currently expected to include the exchange of approximately US$190.0 million aggregate principal amount of Existing Notes for approximately US$195.9 million aggregate principal amount of New Loan Notes. Approximately US$65.3 million of the New Loan Notes will be acquired by entities ultimately beneficially owned by Mr. Desmond. The New Loan Notes are expected to be secured by the same assets that secure the Existing Notes and on a second lien priority basis, bear interest at a rate of 9.0% per annum and have a three-year term. The Company expects to retire the remaining balance of the Existing Notes with cash on hand concurrently with the consummation of the Proposed Transaction. The Proposed Transaction is subject to shareholder and regulatory approval and execution of definitive agreements.

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Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. For detailed risks discussion, please refer to the Company’s Annual Information Form for the year ended December 31, 2021. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the COVID-19 pandemic continues and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
•	risk of COVID-19 affecting commodity prices and demand for diamond inventory, future sales and increased market volatility;
•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk that financing required to manage liquidity can be obtained with acceptable terms;
•	risk that the Senior Secured Notes will be refinanced with acceptable terms and that the holders of the notes are willing to negotiate with the Company;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamonds, and continued growth in demand for laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
•	risks related to commodity price fluctuations;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road upon which the GK Mine is reliant upon for the cost-effective annual resupply of key inventory including fuel and explosives, the effects of climate change may limit or make impossible the building of the Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economically profitable basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At November 8, 2022, there were 210,909,141 shares issued, 7,619,376 stock options and 2,335,892 restricted share units outstanding. There were 41,000,000 warrants outstanding as at November 8, 2022.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

The Company’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2021 MD&A.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

For the period ending September 30, 2022, management concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the Company’s disclosure controls and procedures as at September 30, 2022 and have concluded that these disclosure controls and procedures were appropriately designed.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the future financial or operating performance of the Company; operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business, operations and prospects; estimated production and mine life of the project of Mountain Province; the realization of mineral resource estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital and operating expenditures; use of proceeds from financings; the ability to obtain permits or approvals for operations; liquidity and requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitations of insurance coverage; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be,” “potential,” “budget,” “scheduled,” “forecasts” and other similar words and variations of such words (including negative variations), or statements that certain events or conditions “may,” “should,” "could," "would," "might" or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the time such statements are made, and, by their nature, are based on a number of assumptions and subject to a variety of inherent risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and are difficult to predict, and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards that could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business, operations and prospects; variations in ore grade or recovery rates; changes in market conditions; the global economic climate; changes in project parameters; mine sequencing; production rates and estimates; dependence on the Gahcho Kué diamond mine; cash flow; risks relating to financing requirements; insurance risks; failure by the Company to maintain its obligations under its debt facilities; risks relating to the availability and timeliness of permitting and governmental approvals; regulatory and licensing risks; environmental and climate risks; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the availability of skilled personnel and contractors; labour disputes and other risks of the mining industry; and failure of plant, equipment or processes to operate as anticipated.

These and other factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information contained herein is given as of the date of this MD&A, and Mountain Province undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or results or if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current notes and credit facilities, Mountain Province is subject to certain limitations on its ability to pay dividends on common shares. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to US Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As such, the information included herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

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